

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Jay Sheng
Head of Operations
FF Global Partners LLC
3655 Torrance Blvd
Suite 361-362
Torrance, CA 90503

        Re: Faraday Future Intelligent Electric Inc.
            Preliminary Proxy Statement on Schedule 14A filed August 17, 2022
            Filed by FF Global Partners LLC, Pacific Technology Holding LLC and FF Top Holding LLC
            File No. 001-39395

Dear Mr. Sheng:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the preliminary consent statement unless otherwise indicated.

Preliminary Proxy Statement on Schedule 14A filed August 17, 2022

General

1.   Please advise us when the Participants anticipate distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Participants will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Jay Sheng
FF Global Partners LLC
August 30, 2022
Page 2

2.   The proxy card included with the preliminary proxy statement should be clearly identified as a preliminary version. Refer to Exchange Act Rule 14a-6(e)(1) with respect to the proxy card. Please revise accordingly.

3.   The proxy statement gives instructions for stockholders who wish to revoke their white proxy cards and vote on the Participants' blue proxy card instead. Please supplement the disclosure to indicate that a stockholder of record may revoke or change proxy instructions by submitting any properly executed, subsequently dated proxy card, as opposed to only a blue proxy card. Refer to Item 2 of Schedule 14A.

4.   Please provide support for the following statements or revise as necessary:

- " In partial compliance with its obligations under the Shareholder Agreement, the Company has called the Special Meeting in order to permit shareholders to vote upon the removal of Mr. Krolicki." It is our understanding that the Company has no obligation under the Shareholder Agreement to hold a special meeting of stockholders or to allow stockholders to vote upon the removal of Mr. Krolicki from the Board.
- FF Top "has the right to remove its FF Top Designees at any time, for any reason or no reason." It is our understanding that the Shareholder Agreement does not allow FF Top to remove its designees to the Company's board of directors until after the second annual meeting of shareholders.
- "We understand that, during this meeting, Mr. Jordan Vogel stated to YT Jia, also in the presence of Mr. Jia's interpreter, that Mr. Vogel felt that Mr. Krolicki was not qualified to serve on the Board." It is our understanding that Mr. Vogel never communicated to Mr. Jia or anybody else associated with the Participants that he felt Mr. Krolicki was not qualified to serve on the Board.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Kiran Kadekar